

October 31, 2013

Via E-mail
Mr. John Worth
Chief Financial Officer
Aspen Insurance Holding Limited
141 Front Street
Hamilton, Bermuda
HM 19

Re: Aspen Insurance Holding Limited
    Form 10-K for the Year Ended December 31, 2012
    Filed February 26, 2013
    File No. 001-31909

Dear Mr. Worth:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Notes to the Audited Consolidated Financial Statements

Note 2. Basis of Preparation and Significant Accounting Policies
(b) Accounting for Insurance and Reinsurance Operations
Policy Acquisition Expenses, page F-12

1. Please provide us revised disclosure to be included in future periodic reports that addresses the following requirements of ASC 944-30-50-1:
   - Please revise your policy disclosure to clarify that the nature of acquisition costs capitalized relates only to the costs associated with successful efforts;
   - Disclose the amount of acquisition cost amortized for the period; and

- Clarify whether the policy acquisition expenses line-item on your statements of operations and comprehensive income includes expenses that are not capitalized and amortized.

Note 11. Income Taxes, page F-42

2. Please provide us proposed disclosure to be included in future periodic reports that addresses the following issues related to disclosure in your income tax rate reconciliation table on page F-43:
   - Please explain the significant prior year adjustments relative to expected tax benefit/expense in 2012 and 2010. Please separately tell us why these adjustments were recorded in the periods they were and why they are not indicative of errors in your previous period financial statements.
   - Please separately disclose each of the reconciling items that represent greater than 5% of your expected income tax benefit/expense as required by Item 4-08(h)(2) of Regulation S-X. In this regard, the absolute value of your "other" reconciling item is approximately 53% of the expected tax benefit in 2012.

   To extent necessary to understanding the changes in your effective income tax benefit/expense for each period presented, please also provide revised MD&A disclosure, as applicable, to be included in future periodic reports.

Note 18. Commitments and Contingencies
(d) Contingencies, page F-61

3. On page 76 you state that you do not believe that the eventual outcome of any specific litigation, arbitration or alternative dispute resolution proceedings to which you are currently a party will have a material adverse effect on the financial condition of your business as a whole. Please provide us proposed disclosure to be included in future periodic reports that discusses your assessment of materiality on your results of operations and cash flows taking into consideration the courts motion for partial summary judgment against the company for $42 million in 2011. In addition, please revise your disclosure to address the required disclosures of ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant